FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Jennings, William C. (Last) (First) (Middle) c/o Axcelis Technologies, Inc. 55 Cherry Hill Drive (Street) Beverly, MA 01915 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 02/13/2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name andTicker or Trading Symbol

Axcelis Technologies, Inc.
ACLS

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)
   Other (specify below)

Description
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Explanation of Responses:

Mr. Jennings does not own any reportable securities, directly or indirectly.
By:	Date:
/s/ Lynnette C., Fallon	02/14/2003
Attorney-in-Fact for William C. Jennings
** Signature of Reporting Person	SEC 1473 (07-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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Additional Information Reported For This Form
Name and Address of Reporting Person* Jennings, William C. (Last) (First) (Middle) c/o Axcelis Technologies, Inc. 55 Cherry Hill Drive (Street) Beverly, MA 01915 (City) (State) (Zip)	Issuer Name and Ticker or Trading Symbol Axcelis Technologies, Inc. ACLS	Statement for (Month/Day/Year) 02/13/2003

POWER OF ATTORNEY for Executing Reports under Section 16(a) with respect to Securities of AXCELIS TECHNOLOGIES, INC.
The undersigned hereby constitutes and appoints each of Lynnette C. Fallon, Cornelius F. Moses, III, Matthew C. Dallett and Stanley Keller, each acting singly, the undersigned's true and lawful attorney-in-fact, from the date hereof until this Power of Attorney is revoked, to:
(1) execute, for and on behalf of the undersigned, Forms 3, 4 and 5 with respect to securities of Axcelis Technologies, Inc., in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, it being understood that the doucments executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion; and
(2) do and perform any and all acts, for and on behalf of the undersigned, that may be necessary or desirable to complete the execution of any such Form 3, 4 or 5 and the timely filing of such form with the United States Securities and Exchange Commission and any other authority.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully for all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his or her substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed this 10th day of February, 2003.
/s/William C. Jennings
William C. Jennings